LOAN AGREEMENT
State-guaranteed loan – Innovation aid
# DOS0113881/00

Between the undersigned:
1.BPIFRANCE FINANCEMENT
Limited company with a capital of EUR 839,907,320.00 registered with the Trade and Companies Register of Creteil under number 320 252 489 with its head office located
27-31 avenue General Leclerc 94710 Maisons-Alfort Cedex
Hereinafter referred to as "Bpifrance Financement" or "the Lender", on one part,
And
1.SEQUANS COMMUNICATIONS
Limited company with a capital of EUR 1,911,742.92 registered with the Trade and Companies Register of Nanterre under number 450 249 677 with its head office located
LES PORTES DE LA DEFENSE
15-55 BOULEVARD CHARLES DE GAULLE
92700 COLOMBES
Represented by Mr. Georges KARAM, acting in his capacity as Chief Executive Officer

Hereinafter referred to as the “the Borrower”,
on the other part,
IT IS HEREBY AGREED AS FOLLOWS:
The Lender grants the Borrower a professional loan under the conditions defined below in the sections entitled “SPECIFIC CONDITIONS” and “GENERAL CONDITIONS”.

PREAMBLE
Announced on March 16th by the President of the Republic, the State guarantee scheme consists of loans granted by banks in order to meet the cash requirements of companies impacted by the COVID-19 pandemic.
The State-Guaranteed Loan – Innovation Aid is part of the arrangements implemented by Bpifrance Financement in order to support innovative companies within the context of a severe sanitary crisis (Covid-19).
It is backed by a guarantee fund which constitutes State aid scheme as notified by the State to the European Commission and bearing the following references: State Aid SA.56709 (2020/N) – France – COVID-19: Plan to secure corporate financing.

SPECIFIC CONDITIONS

Borrower reference: SEQUANS COMMUNICATIONS

File reference: DOS0113881/00

Purpose: Financial structure strengthening

Loan amount: EUR 5,000,000.00

Duration: 1 year (ONE YEAR)

Rate: 1.75% per year (ONE POINT SEVENTY-FIVE percent per year)
Rate validity: Rate applicable on all amounts disbursed up to May 23rd, 2020.
Rate includes the state guarantee premium of 22 basis points.
Beyond this date and for all amounts disbursed, any variation in the TME (average monthly return rate on long-term state loans), between that of the month preceding the date of the offer and that of the month preceding the date of each disbursement will lead to a rate change in correlation.
In any event, the interest rate of the loan cannot be lower than 0% (zero percent) per year.

Reimbursement: Deferment period of 1 year on the principal and interest followed by a payment in arrears, including capital amortization and interest payment, the term being set at one (1) year, end of month, from the date the funds are released.

Effective Interest Rate (TEG): 1.77% (ONE POINT SEVENTY-SEVEN percent) per year that is a yearly period rate of 1.77% (ONE POINT SEVENTY-SEVEN percent)

Type of amortization: Fixed amortization (linear amortization)

GUARANTEES AND SPECIFIC CLAUSES

1.This funding is supported by a State Guarantee under State-Guaranteed Coronavirus National Fund for 90% (NINETY percent) of the outstanding of the loan.

2. The loan funds shall be disbursed at once and in full before 30/07/2020. Beyond this date a new agreement shall be necessary.

The Borrower certifies, at the date of the signature of the Contract, being an innovative company within the conditions defined in II of article D. 313-45-1 of the Code on Entry and Residence of Foreigners and the Right of Asylum and declares respecting all conditions referred to in articles 2, 3 and 5 of the Ordinance of 23 March 2020 granting a State-backed guarantee to credit institutions and finance companies pursuant to Article 4 of the Finance Amendment Act 2020-289 of 23 March 2020 for 2020.

The Borrower shall have the right, at the end of the first year provided that they submit such request to the Lender no sooner than four months and no later than one month prior to the date indicated here-above, to amortize the Loan (capital only) over a period which may not exceed 5 years.

In case of a capital rescheduling request, the Borrower undertakes to meet the following cumulative conditions:
•Be fully current with the payment of the interest due at loan maturity and related ancillaries;
•Sign an addendum to the Contract that will be made available to them by the Lender in good time.

Depending on the chosen amortization period, the guarantee premium, included in the rate indicated here-above, shall be subject to a pricing resulting in the said rate to increase. The cost of this guarantee premium is set in the article 7 of the Ordinance of 23 March 2020 granting a State-backed guarantee to credit institutions and finance companies pursuant to Article 4 of the Finance Amendment Act 2020-289 of 23 March 2020 for 2020.

GENERAL CONDITIONS

RATE-RELATED GENERAL CONDITIONS

Effective Interest Rate (TEG)
The Borrower certifies having relayed to the Lender, all necessary information for the determination of the Effective Interest Rate, related to intermediaries' fees.
The Borrower acknowledges having received all information necessary to the appreciation of the cost of the loan.
In order to respond to the need of information of the Borrower, the Effective Interest Rate (TEG) is indicated in the SPECIFIC CONDITIONS of the loan for a full disbursement done at once on this date.
The Effective Interest Rate (TEG) was calculated based on the value of that rate on this date.

GENERAL CONDITIONS – FIXED RATE
INTEREST
The applicable interest rate is defined in the SPECIFIC CONDITIONS of the loan or the loan tranche. Interest shall run from the first disbursement made on behalf of the Borrower. It shall be calculated on the amount of the sums successively disbursed to the Borrower’s account by the Lender and not reimbursed, and on the costs incurred, on the basis of a 360-day year and months of thirty days. In the case of non-annual installments, the interest rate applied for the agreed periodicity shall be proportional to the specified annual rate.
In any case, the interest rate of the loan shall not be lower than 0% (zero per cent) per year.

ADVANCE REPAYMENTS
The repayment periods are stipulated in the interest of both, the Lender and the Borrower. Subject to a one-month notice, the Borrower may repay the full amount of this loan in advance.
Any advance repayment, voluntary or not, including the cases of acceleration set out in this agreement, will be subject to a fixed compensation of which the amount shall be equal to 5% (five percent) of the capital prepaid, if the early repayment takes place during the deferment period and reduced to 3% (three percent) beyond this period. Acceptance by the Lender of the advance repayment is conditional to the effective payment of the compensation due.

INTEREST FOR LATE PAYMENT
Any sum which has become due shall immediately, automatically and without formal notice carry interest at the rate of the loan plus three percent. The same shall apply to all advances made by the Lender on the Borrower’s behalf. This clause shall not prejudice the payability of the debt resulting from this agreement.

INSURANCE-RELATED GENERAL CONDITIONS
INSURANCE COVERING DEATH AND COMPLETE AND IRREVERSIBLE LOSS OF AUTONOMY
The Borrower and any possible Sureties or Guarantors acknowledge that the Lender offered its own group insurance contract issued by CNP Assurances, intended to cover in the event of a risk of death or complete and irreversible loss of autonomy.
They declare not being interested in this coverage and waive the offer once and for all while fully aware of the possible adverse consequences of such a waiver.

They fully discharge the Lender, both in their own names and those of their heirs and beneficiaries, from any responsibility that could ensue from this lack of coverage.
They therefore have understood that, should damage happen to them, the loan repayment would not be covered by the insurance company.

OTHER GENERAL CONDITIONS
JOINT AND SEVERAL LIABILITY AGREEMENT
In the event of several Borrowers, they shall remain in solidarity with each other. The heirs of any jointly liable party shall be held together and severally liable towards the Lender, under the same conditions as the Borrower. Consequently, the Lender may ask any one of these persons to pay all the sums that it would have been entitled to demand from the Borrower, without any mandatory division of the Lender’s remedy between such persons.

ISSUING OF FUNDS
The funds shall be available after endorsement firstly of the SEPA direct debit mandate to the benefit of the Lender, and of this document which constitutes prior notice to the SEPA direct debit, which the Borrower acknowledges and accepts, and secondly of all acts and formalities in accordance with the SPECIFIC and GENERAL CONDITIONS of the loan. The funds shall be disbursed in full at once. The Lender shall no longer be liable to release the funds of the loan if all the conditions, terms and specific clauses are not met on the date indicated in the SPECIFIC CONDITIONS of the Loan or if, all these conditions being met, the funds have not been used in full within the same period. The same will apply if one of the grounds for payability occurs and in the event of non-fulfilment of the Borrower’s previous commitments towards the Lender.

SEPA DIRECT DEBITS
The borrower undertakes to maintain facility, in favor of the Lender and throughout the period of the loan, of paying by SEPA direct debit, all sums owed to the postal or bank account designated on the mandate signed by the Borrower and provided prior to the loan disbursement; the Borrower acknowledges and accepts that the first direct debit may be presented by the Lender, subject to compliance, with a minimum delay of 5 (five) working days starting from the date of signature of this document. In the event of a change in its postal or bank account, the Borrower must inform the Lender at least one month prior to the date of the next installment, and attach its new bank details to the request.

PLACE OF PAYMENT
Repayment of the principal of this loan and payment of the interest and all ancillary costs will take place at the Lender’s head office. The due dates are non-questionable.

COMPENSATION
In case of nonpayment on time of any sum that has become payable, the Lender shall be entitled, irrespective of the amounts owed as late-payment interest, to a compensation for recovery costs equal to two percent of the unpaid amount.
Should the Lender have to produce documents related to a court order or a prorate apportionment between creditors, issue a summons or conduct or take part in any proceedings, collective or not, it will be entitled, in order to cover all the costs of case handling by its legal department, to a compensation calculated based on the amount of the debt to be recovered and equal to two thirds of the rights allocated, in line with the scale in force on the date of calculation, to the court administrators in the event of the issuance of a disposal plan during an administration or compulsory liquidation proceedings, with a minimum of EUR 765 (seven hundred and sixty-five Euros).

ACCELERATED MATURITY
The Lender may impose total acceleration of the loan eight days after notification by registered letter or extrajudicial act in one of the following cases:

1.Cases where the funds of the loan are diverted from the stated purpose
2.Default of full and exact payment of an instalment in due time, of the share of interest, the share of principal (depreciable) or the full installment consisting of interest and outstanding principal,
3.Cases of transfer or pledge, without the Lender’s prior consent, of all or some of the stocks, shares or voting rights of the borrowing company or of one of its’ subsidiaries,
4.Cases of a merger, demerger, partial transfer of activity or dissolution,
5.Cases of cessation or change of activity,
6.Cases of death of any policy holder and in all cases of termination of any death or complete and irreversible loss of autonomy insurance policy of which the subscription or delegation had been stated in the SPECIFIC CONDITIONS of the Loan or in the event of non-payment of any insurance premium,
7.Cases of false declaration by the Borrower or if the Borrower’s declarations referred to in the “Declarations” article were no longer accurate on any date during the life of the agreement,
8.Cases of non-fulfilment or breach of one of the clauses of this agreement.

Funds lent shall become due in the event of a capital decrease not justified by losses, distribution of existing reserves on the day of signature of this agreement, withdrawal, during the period of the loan, from the frozen associates’ current accounts, except with the Lender’s prior consent.

The payability of the loan shall be opposable to any jointly liable party.
Funds lent shall also become due without the Lender having to complete any amicable or legal formalities, in the event of seizure of property of any jointly liable party, business displacement and in all cases specified by law.

Payability of the funds lent will also be declared in cases of occurrence of an important legal or financial event with major effects on the Borrower’s activity or profitability.

In the cases of payability set out in this article, the Lender will be entitled to a compensation of which the amount will be determined according to the calculation methods described in the ADVANCE REPAYMENTS paragraph. These indemnities will be increased by 40% (forty percent) in cases of diversion of the loan funds from the stated purpose and/or false declaration by the Borrower.

TRANSFER OF CLAIMS
Existing or future claims under this agreement may be transferred without prior information or consent of the Borrower:
a.to the Banque de France, within the TRICP procedure for using private sector claims eligible as for Eurosystem refinancing, in accordance with the provisions of article L 211-36-1 of the Monetary and Financial Code.
b.to a securitization vehicle, in accordance with the legal and regulatory provisions in force. The transfer of the securities guaranteeing each claim, including, where relevant, the benefit of insurance, will be rightfully completed in favor of the said vehicle, in accordance with the provisions of article L 214-169 of the Monetary and Financial Code. In addition, the collection fees for claims assigned as such may be transferred according to the provisions laid down in article L 214-172 of the Monetary and Financial Code.

AUTHORIZATION OF RELEASE OF INFORMATION AND CONFIDENTIALITY
The Borrower expressly acknowledges, consents and authorizes the Lender to release information which is by nature confidential including personnel data concerning the Borrower and this funding:

a.to the French Government, all French administrative, legal or supervisory authorities,
b.to territorial collectivities or any European institution,
c.to any provider of fund contributing directly or indirectly to this funding,
d.to all providers contracted by Bpifrance Financement for the implementation and management of this contract, or the evaluation of the financial mechanism under which, if need be, falls the present agreement,
e.to the other entities of Groupe Bpifrance considering the mission of Groupe Bpifrance and where this release does not contravene the provisions of article L. 511-33 of the Monetary and Financial Code.
f.
This intra-group release of information does not exempt in any circumstances the entities of Groupe Bpifrance from the legal, regulatory or contractual obligation of confidentiality that applies to them towards third parties.

PROTECTION OF PERSONAL DATA
The personal data collected for this agreement and its execution are mandatory for the processing and management of the operation in question and in particular for its computer processing under the responsibility of the Lender.

Bpifrance Financement or any other entity of Groupe Bpifrance may use this data to better know the Borrower, if applicable, the guarantor(s) or other contributor(s) (know your client) and the signatories of this act, of handover, management and execution of this agreement, management of the relationship with the Borrower, management of claims and disputes, electronic signature, the evaluation of the financial mechanism under which falls this agreement, reporting, detection and assessment of risks, of security and fraud prevention, corruption, fight against money laundering, terrorism financing and more generally compliance with the applicable legal and regulatory provisions that the lender is subject to.
They may also be used for commercial prospection or animation purposes including information about new products or change in existing ones.

The Lender may need to gather different categories of personal data, including those of civil status, identity, identification data, financial and economic information, login information directly with persons of concern or indirectly from public or private bodies, funders and/or partners, or through public or private sources and in case of the latter, in order to check or develop internal databases.

These data are destined for Bpifrance Financement and may also be communicated to other entities of the Groupe Bpifrance, to funding bodies and those absolutely necessary, to partners or third parties involved in the execution of the services rendered or their assessment and if applicable, to the Secretary-General for the investment, the EIF and/or EIB and/or to the European Commission (*) and used by them for the same purposes.

They may also be communicated and used by any administrative, legal or control authority within the framework of administrative or legal proceedings requested by them.

Bpifrance Financement or any other entity of Groupe Bpifrance will store the personal data in accordance with the French and European legal and regulatory limitation periods.

In accordance with applicable regulations, particularly Regulation (EU) 2016/679, known as General Data Protection Regulation (GDPR) and national provisions regarding Information technology, files and freedom, the individuals whose personal data have been gathered are granted a right of access, correction, cancellation, opposition for legitimate reasons to information relating to them.

These rights can be exercised by sending a letter to Bpifrance Financement, DCCP, Délégué à la protection des données at 27-31 ave du Général Leclerc, 94710 Maisons-Alfort Cedex.
Finally these individuals have the right to lodge a complaint before the National Commission for Data Protection and Liberties (CNIL).

(*) In case of communication to the EIF and/or EIB and/or to the European Commission, personal data will be stored by these institutions at the latest until 31 December 2041. The individuals whose personal data have been gathered are granted a right of access, correction or cancellation of this data before the EIF, the EIB and the European Commission that can be exercised by sending a letter to the following addresses:

- European Investment Fund

To the attention of EIF Data Protection Officer 37 B avenue J.F. Kennedy
L-2968 Luxembourg, Grand Duchy of Luxembourg
- European Investment Bank

To the attention of EIB Data Protection Officer 98-100 boulevard Konrad Adenauer
L-2968 Luxembourg, Grand Duchy of Luxembourg
- European Commission
To the attention of European Data Protection Supervisor
The individuals whose personal data have been gathered have the right to lodge a complaint before the European Data Protection Supervisor should they consider that their rights regarding their personal data have not been respected when processed by the EIF, the EIB or the European Commission.

COSTS
The costs of this agreement are for the account of the borrower who undertakes to pay them.
Furthermore, any cost subsequent or resulting of this agreement, including compensation due further to changes made to the agreement or consecutive to contractual or non-contractual services will also be for the account of the borrower, who undertakes to pay them in line with the scale in force on the date of notification of the decision by the Lender of the operation giving rise to these costs. These scales are published on Bpifrance.fr website.

DECLARATION
The Borrower represents and warrants:
a.not being insolvent,
b.being fully current with the payments towards tax authorities, Social Security Fund and Family Allowances Fund,
c.absence of occurrence of any important legal, financial or commercial event with major consequences on the activity, the estate or the profitability of the Borrower or its subsidiaries of which the Lender would not have been notified prior to the conclusion of this contract,
d.absence of ongoing trial, action, lawsuit or administrative proceedings to the knowledge of the Borrower that could have significant negative consequences on its activity, assets or financial situation.

The statements mentioned above will remain accurate over the whole duration of this loan agreement.
Should one of the above-mentioned statements no longer be accurate at any date during the life of this loan agreement, the Borrower commits to inform the Lender by mail and without delay.

CAPITAL CONTROL AND STATUTES OF THE BORROWER
The Borrower commits to inform and communicate to Bpifrance Financement, particularly in situations hereunder, as soon as they occur or upon first request, all documents necessary to the identification of the beneficial owners defined within the Monetary and Financial Code:
a.any changes in the distribution of the Borrower’s social capital or rights to vote of its shareholders or partners, as well as all plans of merger or demerger,
b.any changes in the statutes of the Borrower (including the legal form, the capital amount) as well as informing Bpifrance Financement of any proceeding ordering the safeguard, administration or compulsory liquidation of the Borrower,
c.any changes in the stockholders, those owning shares or rights to vote or individuals having, by any means, a power to control the Borrower, as well as any change of the legal representative,
d.any modification leading to a change of the beneficial owners as defined within the Monetary and Financial Code.
By default, application may be made of the article ACCELERATED MATURITY provided in case of the non-execution or breach of one of the clauses of this agreement.

COMPLIANCE WITH ECONOMIC SANCTIONS LAW
The Borrower undertakes to comply with all Sanction Laws, and not to use, lend, invest or otherwise make available the loan proceeds (i) in a Sanctioned Country or (ii) in a way that would lead to a breach by the Borrower of the Sanction Laws.
The Borrower, its subsidiaries and to its knowledge, their respective representatives, corporate officers, managers and employees are presently not concerned by or subject to Sanction Laws, and/or (ii) are not involved in activities that would be prohibited by the Sanction Laws.
Sanction Laws are restrictive measures adopted, administrated, imposed or implemented by the Security Council of the United Nations and/or the European Union and/or the French Republic through the General Directorate of the Treasury and/or the American government through the Office of Foreign Assets Control (OFAC) of the American Treasury and/or the Bureau of Industry and Security (BIS) of the U.S. Department of Commerce and/or the United-Kingdom through Her Majesty’s Treasury of the British Ministry of Finance and/or any other equivalent authority ordering restrictive measures to the extent that those are applicable.
Sanctioned Country is any country or territory subject, under Sanction Laws, to general restrictions relating to exportations, importations, financing or investments. At the date of this Agreement, the Sanctioned Countries are North Korea, Cuba, Iran, Sudan, Syria and the Territory of Crimea, it being understood that the list may change.

FIGHT AGAINST CORRUPTION
The Borrower undertakes to comply with all Anti-Corruption Laws and not to use, lend, invest or otherwise make available the loan proceeds in operations that constitute or contribute to corrupt practices or influence peddling.
To the extent that it is subject to the provisions of Article 17 of Law 2016-1691 relating to transparency, the fight against corruption and on the modernization of economic life, the Borrower states that it has taken all necessary steps including the adoption and implementation of appropriate procedures and conduct codes in order to prevent any breach of these laws and regulations regarding fight against corruption and influence peddling.
The Borrower commits to immediately inform Bpifrance Financement of:
a.of any indictment or equivalent measure made based on one of the Anti-Corruption Laws;
b. any conviction in first instance and where applicable at final instance pronounced against itself or a person acting on its behalf based on one of the Anti-Corruption Laws;
c. in case on the appearance of its company on one of the exclusion lists of the following international institutions open to the public: the World Bank Group, the African Development Bank, the Asian Development Bank, the European Bank for Reconstruction and Development and the Inter-American Development Bank.
d. any signature of a settlement agreement relating to the breach of one of the Anti-Corruption Laws by itself or any person acting on its behal.f

Anti-Corruption Laws are (i) all French legal applicable provisions relating to the fight against corruption and influence peddling, including those within Title III of Book IV “Breach of the authority of the State” and Title IV “Breach of public trust” of the Criminal Code and (ii) foreign laws relating to the fight against corruption with an extraterritorial scope including the American (Foreign Corrupt Practices Act) and British (UK Bribery Act) regulations in the extent of the latter being applicable.

FIGHT AGAINST MONEY LAUNDERING AND TERRORISM FINANCING
The Borrower undertakes to comply with all laws of Fight against Money Laundering and Terrorism Financing and not to use, lend, invest or otherwise make available the loan proceeds in operations that would breach these laws.
Laws relating to the Fight Against Money Laundering and Terrorism Financing are (i) all French legal applicable provisions relating to the fight against money laundering including those within Title II of Book III “Other property offences” of the Criminal Code, and relating to the Fight against Terrorism Financing including those within Title II of Book IV “Terrorism” of the Criminal Code as well as those within Title VI of Book V “Obligations relating to the Prevention of. Money Laundering and Terrorist Financing, gambling, brokerage, tax fraud or evasion” of the Monetary and Financial Code and (ii) foreign laws relating to the fight against money laundering and terrorism financing in the extent of the latter being applicable.

EXCLUDING UNPREDICTIBILITY
Parties have mutually agreed to give up the right to claim under the provisions of article 1195 of the Civil Code.

APPLICABLE LAW
The applicable law to this agreement is French law.

ASSIGNMENT OF JURISDICTION
In default of an amicable settlement, any dispute arising on the occasion of the interpretation or application of the contract will be submitted to the competent jurisdictions of the Appeals Court of Paris.

NOTIFICATIONS

For the execution of this agreement, notifications will be sent:
a.for the Borrower (and stakeholders) to their home address or head office.
b.for the Lender to its head office at:

27-31 AVENUE DU GENERAL LECLERC
94710 MAISONS-ALFORT CEDEX

This agreement is signed electronically in accordance with the provisions of articles 1366 and 1367 paragraph 2 of the Civil Code.

Issued in as many copies as the number of parties,

SEQUANS COMMUNICATION Signed 30/04/2020 Georges KARAM Signed by Geoges Karam Signed and certified by yousign	BPIFRANCE FINANCEMENT Signed 30/04/2020 Patrick Strasser Signed by Patrick Strasser Signed and certified by yousign